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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

FIRST AMERICAN CAPITAL CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

31848M 10 2

(Cusip Number)

Reid A. Godbolt, Esq.
1625 Broadway, Suite 1600
Denver, Colorado 80202
(303) 573-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13848M 10 2

1.	Name of Reporting Person: Harold E. Riley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 659,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 659,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 13848M 10 2

1.	Name of Reporting Person: Mark A. Oliver		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 659,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 659,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.9%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
This statement on Schedule 13D relates to the Common Stock, $0.10 par value per share ("Common Stock"), of First American Capital Corporation, a Kansas corporation (the "Company"). The principal executive offices of the Company are located at 1303 S.W. First American Place, Topeka, Kansas 66604.

Item 2.	Identity and Background
(a)-(c) The names of the persons filing this Schedule 13D are Harold E. Riley and Mark A. Oliver (together, the "Reporting Persons"). Messrs. Riley and Oliver are the Chairman of the Board and President, respectively, of Citizens, Inc., a Colorado corporation and insurance holding company ("Citizens"). The principal business offices of Citizens, at which both Reporting Persons are employed, are located at 400 East Anderson Lane, Austin, Texas 78752.

(d)-(e) During the last five years, none of Mr. Riley, Mr. Oliver or Citizens have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Riley and Oliver are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration
On March 19, 2003, certain shareholders of the Company delivered to the Reporting Persons three proxies (each, a "Proxy," and together, the "Proxies"). Each Proxy recites only nominal consideration, and otherwise did not require the Reporting Persons to deliver any funds as consideration for the Proxy.

Item 4.	Purpose of Transaction
Messrs. Riley and Oliver hold the Proxies in their capacities as Chairman of the Board and President, respectively, of Citizens. The Reporting Persons have made no final determination with respect to any specific course of action regarding the Common Stock of the Company at the present time. However, the Reporting Persons have had and may continue to have discussions with management of the Company. These discussions may involve a possible transaction between Citizens and the Company, including Citizens acquiring control of the Company or potentially acquiring the Company. The Reporting Persons or Citizens may, in the future, have influence over the corporate activities of the Company, including activities such as those described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) Under the Proxies, the Reporting Persons have the right to vote 659,000 shares of Common Stock, which constitutes approximately 13.9% of the Company's Common Stock.

(b) Each of the three Proxies gives either of the Reporting Persons the right to vote the number of shares of Common Stock stated on the proxy until February 13, 2004.

(c) Although the Proxies were each dated March 13, 2003, they were not delivered to the Reporting Persons until March 19, 2003. Except for acquiring the Proxies, neither Mr. Riley nor Mr. Oliver has effected any transactions in the Company's Common Stock during the past 60 days, nor to the best of their knowledge, has Citizens or any affiliate of Mr. Riley, Mr. Oliver or Citizens effected any such transactions within the last 60 days.

(d) Although each Proxy gives the Reporting Persons the right to vote the number of shares set forth below in Item 11 next to the applicable shareholders' names, each shareholder retains the right to receive any dividends on the Common Stock as well as any proceeds from sale of the stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the following shareholders of the Company has given a Proxy to the Reporting Persons with respect to the number of shares indicated:

	Number	% of Shares
Names of Shareholders	of Shares	Outstanding

Michael N. Fink and Michelle D. Fink	125,000	2.6%
Rickie D. Meyer and Susan Kay Meyer	463,000	9.8%
Dannie N. Biggs Revocable Living Trust	71,000	1.5%

Total	659,000	13.9%

The foregoing percentages are based on a total of 4,748,985 issued and outstanding shares of the Company's Common Stock.

Item 7.	Material to Be Filed as Exhibits
1. Proxy of Michael N. Fink and Michelle D. Fink 2. Proxy of Rickie D. Meyer and Susan Kay Meyer 3. Proxy of Dannie N. Biggs Revocable Living Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2003

/s/ Harold E. Riley	/s/ Mark A. Oliver

Harold E. Riley	Mark A. Oliver

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

FIRST AMERICAN CAPITAL CORPORATION

PROXY

     The undersigned record holder of common stock of First American Capital Corporation, in consideration of good and valuable consideration of $10, receipt of which is hereby acknowledged, does hereby appoint Harold E. Riley and/or Mark A. Oliver, each with the power of substitution, as attorneys and proxies, to vote all shares of the undersigned’s common stock of record of First American Capital Corporation as such attorneys and proxies shall determine. This proxy is coupled with an interest and shall be valid and irrevocable for 11 months from the date hereof.

125,000 Shares

Date: March 13, 2003

Michael N. Fink and Michelle D. Fink	/s/ Michael N. Fink

Name of Shareholder	Signature

/s/ Michelle D. Fink

Signature

EXHIBIT 2

FIRST AMERICAN CAPITAL CORPORATION

PROXY

     The undersigned record holder of common stock of First American Capital Corporation, in consideration of good and valuable consideration of $10, receipt of which is hereby acknowledged, does hereby appoint Harold E. Riley and/or Mark A. Oliver, each with the power of substitution, as attorneys and proxies, to vote all shares of the undersigned’s common stock of record of First American Capital Corporation as such attorneys and proxies shall determine. This proxy is coupled with an interest and shall be valid and irrevocable for 11 months from the date hereof.

463,000 Shares

Date: March 13, 2003

Rickie D. Meyer and Susan Kay Meyer Name of Shareholder	/s/ Rickie D. Meyer Signature

/s/ Susan Kay Meyer Signature

EXHIBIT 3

FIRST AMERICAN CAPITAL CORPORATION

PROXY

     The undersigned record holder of common stock of First American Capital Corporation, in consideration of good and valuable consideration of $10, receipt of which is hereby acknowledged, does hereby appoint Harold E. Riley and/or Mark A. Oliver, each with the power of substitution, as attorneys and proxies, to vote all shares of the undersigned’s common stock of record of First American Capital Corporation as such attorneys and proxies shall determine. This proxy is coupled with an interest and shall be valid and irrevocable for 11 months from the date hereof.

71,000 Shares

Date: March 13, 2003

Dannie N. Biggs Revocable Living Trust	/s/ Dannie N. Biggs

Name of Shareholder	Signature

Signature